Exhibit (12)(a)
CMS ENERGY CORPORATION
Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

	Six
	Months
	Ended
	June 30		Year Ended December 31
	2009	2008	2007	2006	2005	2004
			(b)	(c)	(d)	(e)
Earnings as defined (a)
Pretax income from continuing operations	$200	$441	$(317)	$(434)	$(772)	$98
Exclude equity basis subsidiaries	1	(1)	(22)	(14)	(17)	(88)
Fixed charges as defined	220	429	489	535	539	637

Earnings as defined	$421	$869	$150	$87	$(250)	$647

Fixed charges as defined (a)
Interest on long-term debt	$184	$371	$415	$492	$514	$560
Other interest charges	22	33	51	35	19	73
Estimated interest portion of lease rental	14	25	23	8	6	4

Fixed charges as defined	$220	$429	$489	$535	$539	$637
Preferred dividends	9	17	12	11	10	11

Combined fixed charges and preferred dividends	$229	$446	$501	$546	$549	$648

Ratio of earnings to fixed charges	1.91	2.03	—	—	—	1.02

Ratio of earnings to combined fixed charges and preferred dividends	1.84	1.95	—	—	—	—

NOTES:

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b)	For the year ended December 31, 2007, fixed charges exceeded earnings by $339 million and combined fixed charges and preferred dividends exceeded earnings by $351 million. Earnings as defined include $204 million in asset impairment charges and a $279 million charge for an electric sales contract termination.

(c)	For the year ended December 31, 2006, fixed charges exceeded earnings by $448 million and combined fixed charges and preferred dividends exceeded earnings by $459 million. Earnings as defined include $459 million of asset impairment charges.

(d)	For the year ended December 31, 2005, fixed charges exceeded earnings by $789 million and combined fixed charges and preferred dividends exceeded earnings by $799 million. Earnings as defined include $1.184 billion of asset impairment charges.

(e)	For 2004, fixed charges and combined fixed charges and preferred dividends, adjusted as defined, include $25 million of interest cost that was capitalized prior to 2004 and subsequently expensed in 2004. Combined fixed charges and preferred dividends exceeded earnings by $1 million. Earnings as defined include $160 million of asset impairments.